SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated February 6, 2004

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

Enclosures:

1.	Nokia Press Release dated February 6, 2004 and titled:

Nokia Corporate Governance and Nomination Committee Amends its Proposal for Composition of the Board

PRESS RELEASE	1 (1)

February 6, 2004

Nokia Corporate Governance and Nomination Committee Amends its Proposal for Composition of the Board

Professor John L. Thornton, who was proposed to be elected to the Nokia Board of Directors, has withdrawn his candidacy due to personal reasons.

The Nokia Board’s Corporate Governance and Nomination Committee, therefore, amends its proposal of January 22, 2004 to the Annual General Meeting on March 25, 2004.  The Committee now proposes that the number of board members be decreased from the current nine to eight and that the following persons be re-elected for a term of one year: Paul J. Collins, Georg Ehrnrooth, Bengt Holmström, Per Karlsson, Jorma Ollila, Marjorie Scardino, Vesa Vainio and Arne Wessberg.

Media and Investor Contacts:

Corporate Communications,

tel. +358 7180 34495 or +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 972 894 4880

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2004		Nokia Corporation

	By:	/s/ Ursula Ranin
Name: Ursula Ranin
Title: Vice President, General Counsel